Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

IXIA

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

Ixia

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

Section 1.            The Corporation shall be authorized to issue one class of shares of stock (“Common Stock”). The total number of Common Stock shares the Corporation is authorized to issue is one hundred (100).

Section 2.            Except as provided herein, as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes.  Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE IV

Elections for directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins or unless the Bylaws of the Corporation so require.

ARTICLE V

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the Bylaws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the shareholders of the Corporation to alter or repeal any Bylaws made by the Board.

ARTICLE VI

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Amended and Restated Articles of Incorporation (the “Amended Articles”), and any other provisions authorized by the laws of the State of California at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to the Amended Articles in its present form or as hereafter amended are granted subject to the right reserved in this Article VI.

ARTICLE VII

Section 1.            Limitation of Directors’ Liability.  The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2.            Indemnification of Corporate Agents.  The Corporation is authorized to provide indemnification of its agents (as defined in Section 317 of the General Corporation Law of California) for breach of duty to this Corporation and its shareholders through Bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by such Section 317, subject to the limits on such excess indemnification set forth in Section 204 of the General Corporation Law of California.

Section 3.            Repeal or Modification.  Any repeal or modification of the foregoing provisions of this Article VII by the shareholders of this Corporation shall not adversely affect any right or protection of a director or agent of this Corporation existing at the time of such repeal or modification.

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